UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER:

[]Form 10-K [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D

[ ]Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2014

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Integrated Inpatient Solutions, Inc.

Former Name if Applicable

N/A

Address of Principal Office (Street and Number)

100 Linton Boulevard, Suite 213-B

City, State and Zip Code

Delray Beach, FL 33483

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management and the Company’s accountants are finalizing their review of the Company’s financial statements in order to complete the Company’s Form 10-Q for the period ended June 30, 2014. It is anticipated that the review of the financial statements will be completed in time for Management to complete preparation and filing of the Form 10-Q for the period ended June 30, 2014 within the time allowed by this extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Osnah Bloom (561) 276-3737

(Name) Name (Area Code) (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED INPATIENT SOLUTIONS, INC.

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(Name of registrant as specified in charter)

Dated: August 14, 2014	By:	/s/ Osnah Bloom
Osnah Bloom
Principal Executive Officer, Principal Financial Officer and Chair of the Board of Directors